UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 8, 2024, Relief Therapeutics Holding SA (the "Company") announced that as part of a leadership transition, (i) Andrew Einhorn, who brings extensive experience from leadership roles within clinical and commercial stage life science companies, joins the Company as its Chief Financial Officer on a part-time basis, (ii) Melinda Keegan, who brings over 20 years of HR life sciences experience and who joined the Company in 2022 on a consulting basis, will join the Company's executive committee in the newly created role of Chief Human Resources Officer, (iii) Giorgio Reiner, who worked with APR Applied Pharma Research SA ("APR") since 2000 and has worked with the Company since its acquisition of APR in 2021, becomes the Company's Chief Scientific Officer, (iv) Paolo Galfetti, the Company's current Chief Operating Officer, transitions to the role of Chief Business Officer, and (v) Vincenzo Gallo, who has worked with APR and the Company and has over 10 years legal expertise in the pharmaceutical industry, joins the Company's executive committee as head of legal and compliance. Additionally, Jeremy Meinen will step down as Chief Financial Officer and transition from the Company in the third quarter of 2024.

On the same date, the Company issued a press release reporting the transition entitled "Relief Therapeutics Announces New Executive Leadership Team strengthening capabilities to guide the Company through pipeline development initiatives". A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated May 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Michelle Lock

Michelle Lock

Interim Chief Executive Officer

Dated: May 10, 2024